

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 26, 2013

Via E-mail
James F. Getz
Chairman, President and Chief Executive Officer
TriState Capital Holdings, Inc.
One Oxford Centre
301 Grant Street, Suite 2700
Pittsburgh, PA 15219

> **Re:** **TriState Capital Holdings, Inc.**
> **Confidential Draft Registration Statement on Form S-1**
> **Submitted February 1, 2013**
> **CIK No. 0001380846**

Dear Mr. Getz:

We have reviewed your confidential draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended confidential draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended confidential draft registration statement or filed registration statement, we may have additional comments.

General

1. Please note the updating requirements of Rule 3-12 of Regulation S-X and provide an updated consent from your independent accountant in your next amendment.

Cover Page

2. We note your disclosure that you are an "emerging growth company." If applicable, please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or

distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

Prospectus Summary

Overview, page 1

3. Please revise your discussion in the summary to more clearly define your market areas within Pennsylvania, Ohio, New Jersey and New York. Please also describe your "branchless banking model," and explain whether your model consists of online banking only, or whether customers may conduct banking at your four representative offices as well.

The Offering,

Conversion of Series C Preferred Stock, page 9

4. We note your disclosure that the Lovell Minnick funds will lose certain rights if the collective ownership of the funds falls below 4.9%. Please revise this section to state the current percentage of ownership of the funds, and the percentage of ownership after the completion of the offering. In addition, please file the agreement entered into with the funds as an exhibit to the registration statement.

Risk Factors

5. Please add a discussion in risk factors describing the fact that because you have only been in business since 2007, much of your loan portfolio is relatively new and is not well-seasoned, and therefore may not serve as a reliable basis for predicting the health and nature of your loan portfolio, including net charge-offs and the ratio of nonperforming assets, in the future.

We are subject to interest rate risk…, page 17

6. Please expand your disclosure to discuss how the current interest rate environment impacts your profitability. We note your disclosure in the last full paragraph on page 39.

The rights of our common shareholders will be subordinate…, page 28

7. Revise this section to disclose whether you currently have any plans, arrangements or understandings in place to issue debt securities.

We are an "emerging growth company"…, page 28

8. We note your qualification as an "emerging growth company," as defined in the Jumpstart Our Business Startups Act. We further note your risk factor on page 28 where

you explain that this election allows you certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies. Please revise to make clear that this election allows you to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. In addition, please state specifically that, as a result of this election, your financial statements may not be comparable to companies that comply with public company effective dates.

Use of Proceeds, page 32

9. We note your disclosure that you do not have any *immediate* plans or understandings relating to any *material* acquisition of wealth management businesses. Please revise to state whether you have any plans, arrangements or understandings regarding any acquisitions of wealth management businesses.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Executive Overview, page 38

10. We note your presentation of the non-GAAP financial measure "Pre-tax, pre-provision net revenue" in the Executive Overview and throughout the document. Please refer to Item 10(e)(1)(i) of Regulation S-K and revise your next amendment for all non-GAAP financial measures to include:

   - A presentation, with equal or greater prominence, of the most directly comparable financial measure or measures calculated and presented in accordance with GAAP;
   - A reconciliation of the differences between the non-GAAP financial measure disclosed with the most directly comparable financial measure calculated and presented in accordance with GAAP;
   - A statement disclosing the reasons why the registrant's management believes that presentation of the non-GAAP financial measure provides useful information to investors regarding the registrant's financial condition and results of operations; and
   - To the extent material, a statement disclosing the additional purposes, if any, for which the registrant's management uses the non-GAAP financial measure.

Financial Condition

Allowance for Loan Losses, page 55

11. We note your disclosure on pages 56-57 discussing the trends in the loan portfolio and allowance for loan losses during 2011 and 2012. Please revise your next amendment to more clearly disclose how changes in the credit quality of your loan portfolio is reflected in the amount of your provision for loan loss recorded during the period and the amount of the allowance for loan losses at period-end. Your analysis should quantify each component of your allowance for loan losses (ASC 310-10, 450-20) and the applicable

loan portfolio for each component and should explain how you determined that each component was directionally consistent with the underlying credit quality of the applicable loan portfolio. Please be as specific and detailed as necessary to provide an investor with a clear understanding of the observed changes in credit quality in each applicable loan portfolio and how these changes, as well as any other key drivers, impacted each component of the allowance for loan losses.

Business

Our Management and Board of Directors, page 86

12. Revise your disclosure to include, for any position held by your directors and officers in the past five years, the dates that such positions were held.

Loans, page 89

13. Please discuss the relative risks of each category in your loan portfolio.

Competition, page 95

14. Please be more specific with respect to the competition that you face within your primary markets, which appear to be centered in large metropolitan areas. Please disclose how your company ranks, in terms of deposits, with other bank and non-bank competitors within your market areas. Please make similar revisions to your disclosure in Our Markets on page 87.

Management, page 98

15. We note your disclosure on page 100 that inaccurate information about Mr. Getz's background and education was published. Please supplementally provide the staff with a more detailed description of this event so that we may better understand your disclosure.

Corporate Governance Principles and Board Matters, page 102

16. We note your disclosure that your board considers, among other factors, candidates' diversity when seeking potential director candidates. Please expand your disclosure to explain how the nominating committee considers diversity in identifying nominees for director, including whether the nominating committee has a policy with regard to the consideration of diversity in identifying director nominees. Please refer to Item 407(c)(2)(vi) of Regulation S-K.

Executive Compensation, page 106

17. Please update your disclosure throughout this section to reflect the year ended December 31, 2012. Please refer to Item 402 of Regulation S-K.

Compensation of Directors, page 109

18. We note that the table on page 110 does not include James E. Minnick. Please either revise to confirm that he is not compensated for serving on the board, or add him to the table.

Description of Capital Stock, page 115

19. You may not qualify your discussion by reference to the articles of incorporation, bylaws and applicable law. Revise to state that all material information has been discussed. Please make corresponding changes to the second sentence of the third paragraph in Supervision and Regulation on page 125.

Underwriting

Directed Share Program, page 142

20. We note that the underwriters have reserved shares of your common stock for sale in a directed share program. Please revise to state the percentage of shares of your outstanding common stock that will be reserved as part of the program. Depending on the number of shares to be reserved, please consider whether risk factors disclosure or revised disclosure in response to Items 403 and 404 of Regulation S-K will be necessary.

Financial Statements for the Nine Months Ended September 30, 2012 and 2011

Notes to Unaudited Consolidated Financial Statements

General

21. We note you have not included the required disclosures in the September 30, 2012 footnotes pursuant to ASU 2011-02, 2011-04 and 2010-20, respectively. Please include these disclosures in your next amendment for the period ended December 31, 2012 and for any future interim periods.

Financial Statements for the Years Ended December 31, 2011 and 2010

Notes to Consolidated Financial Statements

Note 1. Summary of Significant Accounting Policies

Allowance for Loan Losses, F-15

22. We note you have material loan participations in the periods presented. Please tell us and revise your next amendment to describe in detail the following concerning these loan

participations at December 31, 2011, December 31, 2012 and any subsequent interim periods:

- How you determined the amount of provision to record at each quarter and year-end on loan participations, and if you receive this information from the lead bank, the procedures you performed to validate the information you obtained from the lead bank;
- Quantify the loan participations included in each loan segment (commercial real estate loans, commercial & industrial loans, private banking loans);
- Quantify the loan participations included in non-accrual and impaired loans;
- Quantify the provision for loan losses on these loans, if any;
- Quantify the specific allowance for loan losses on these loans, if any; and
- Quantify any partial charge-offs on these loans, if any.

23. Given your significant composition and total balance of loan participations, please consider more transparent and disaggregated disclosures by segmenting your differing loan participations in your allowance for loan loss disclosures.

Note 14. Derivatives and Hedging Activity, F-33

24. Please tell us the following related to your hedging relationships involving the use of the short-cut method for assuming no ineffectiveness:

- The nature and specific terms of the hedged items;
- The nature and specific terms of the derivative instruments and how you determined those terms match the terms of the hedged items;
- The specific documented risk being hedged; and
- How you determined these hedging relationships meet each of the conditions in paragraph ASC 815-20-25-104 to qualify for use of the short cut method.

Note 15. Disclosures About Fair Value of Financial Instruments, F-36

25. Please revise your next amendment to disclose how often you obtain updated appraisals for your collateral dependent impaired loans, including any noted differences by loan type. In your revision, please also disclose any adjustments you make to appraised values, including those made as a result of outdated appraisals and how this information is considered in your determination of the allowance for loan losses.

General

If you intend to respond to these comments with an amended draft registration statement, please submit it and any associated correspondence in accordance with the guidance we provide in the Division's October 11, 2012 announcement on the SEC website at http://www.sec.gov/divisions/corpfin/cfannouncements/drsfilingprocedures101512.htm.

Please keep in mind that we may publicly post filing review correspondence in accordance with our December 1, 2011 policy (http://www.sec.gov/divisions/corpfin/cfannouncements/edgarcorrespondence.htm). If you intend to use Rule 83 (17 CFR 200.83) to request confidential treatment of information in the correspondence you submit on EDGAR, please properly mark that information in each of your confidential submissions to us so we do not repeat or refer to that information in our comment letters to you.

You may contact David Irving at (202) 551-3321 or John Nolan at (202) 551-3492 if you have questions regarding comments on the financial statements and related matters. Please contact Erin Purnell at (202) 551-3454 or me at (202) 551-3491 with any other questions.

Sincerely,

/s/ Todd K. Schiffman

Todd K. Schiffman
Assistant Director

cc: <u>Via E-mail</u>
        Chet A. Fenimore
        Fenimore, Kay, Harrison & Ford, LLP